SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FOURTH AMENDED AND RESTATED APPLICATION FOR AN AMENDED ORDER PURSUANT TO SECTION 12(d)(1)(J) EXEMPTING APPLICANTS FROM SECTIONS 12(d)(1)(A) AND 12(d)(1)(C) OF THE INVESTMENT COMPANY ACT OF 1940

VAN ECK VIP TRUST
VAN ECK FUNDS
VAN ECK ASSOCIATES CORPORATION
MARKET VECTORS ETF TRUST

File No. 812-13846

335 Madison Avenue, 19th Floor
New York, New York 10017

Communications, Notice, and Order to:

Joseph J. McBrien, Esq.
Senior Vice President and General Counsel
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

Copies to:

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036-6797

Page 1 of 9 sequentially numbered pages

as filed on
May 7, 2012

I. INTRODUCTION

          Van Eck VIP Trust (f/k/a Van Eck Worldwide Insurance Trust) (“VIP”), Van Eck Funds and Market Vectors ETF Trust (“Market Vectors”) (each a “Trust” and collectively, the “Trusts”), and Van Eck Associates Corporation (the “Adviser” and together with the Trusts, “Applicants”) hereby file this amended application (“Application”) with the United States Securities and Exchange Commission (the “Commission”) for an order (the “Order”) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “Act”) for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(C) of the Act. The Order would amend a prior order issued by the Commission under Sections 6(c) and 17(b) of the Act for an exemption from Section 17(a) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and (B) (“Prior Order”).1

          The Prior Order permits certain series of the Trusts (“Funds”) to operate as funds of funds (“Fund of Funds”) that will invest in other Funds that are part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the Funds of Funds (“Prior Affiliated Underlying Funds”) and also in other registered open-end management investment companies and unit investment trusts that are not part of the “same group of investment companies” (as defined in Section 12(d)(1)(G) of the Act) as the Fund of Funds (“Prior Unaffiliated Underlying Funds”). The Prior Affiliated and Prior Unaffiliated Underlying Funds are collectively referred to as the “Prior Underlying Funds.” The relief also permits the Prior Underlying Funds, their principal underwriters and any broker or dealer to sell shares of the Prior Underlying Funds to the Funds of Funds in excess of the limits set forth in Section 12(d)(l)(B) of the Act. Applicants seek to amend the Prior Order in order to permit the Funds of Funds to invest in securities issued by registered closed-end investment companies and any “business development company” as defined by Section 2(a)(48) of the Act (“business development companies,” and, collectively with registered closed-end investment companies, “Closed-End Funds”) that may or may not be part of the “same group of investment companies”2 as the Fund of Funds, in addition to the Prior Underlying Funds (the Closed-End Funds, together with the Prior Underlying Funds, the “Underlying Funds”) in excess of the limits imposed by Sections 12(d)(1)(A) and12(d)(1)(C) of the Act.3,4 Each Fund of Funds will comply with the terms and conditions of the Prior Order, as amended by this Application.

          The Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

          No form having been specifically prescribed for this Application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II. APPLICANTS

          As noted in the application for the Prior Order (the “Prior Application”),5 VIP is a business trust organized under the laws of Massachusetts on January 7, 1987 and is registered under the Act as an open-end management

[1] In the Matter of Van Eck Worldwide Insurance Trust, et al., Investment Company Act Release Nos. 27820 (May 9, 2007) (notice) and 27849 (June 1, 2007) (order). Van Eck Funds, Inc. was a party to the application for the Prior Order but is not among the Applicants for this Application because Van Eck Funds, Inc. was deregistered on June 25, 2008 (under the name Van Eck Funds II, Inc.).

2 For purposes of this Application, the term “group of investment companies” means any two or more registered investment companies, including closed-end investment companies, that hold themselves out to investors as related companies for purposes of investment and investor services.

3 All entities that currently intend to rely on the requested Order have been named as Applicants and any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. Applicants request that the relief also apply to any other existing or future registered open-end management investment company that is part of the same group of investment companies, as defined in Section 12(d)(1)(G) of the Act, as the Funds. With respect to investments in business development companies, applicants only seek an exemption from Section 12(d)(1)(A) of the Act, not Section 12(d)(1)(C).

4 To ensure that the Closed-End Funds are covered by the terms and conditions of the Prior Order, as amended by this Application, the terms “Affiliated Underlying Funds,” “Unaffiliated Underlying Funds” and “Unaffiliated Funds” are modified for purposes of this Application to include relevant Closed-End Funds.

5 Van Eck Worldwide Insurance Trust, et al., 40-APP, File No. 812-13304 (May 3, 2007). Capitalized terms not otherwise defined in this Application have the same meaning ascribed to them in the Prior Application.

investment company. VIP currently consists of four Funds, each with its own investment objective and policies. Additional Funds of VIP may be added in the future. The shares of each VIP Fund currently are offered and sold through registered separate accounts of insurance companies that are not affiliates of the Adviser (“Registered Separate Accounts”) and unregistered separate accounts of insurance companies that are not affiliates of the Adviser (“Unregistered Separate Accounts” and, together with the Registered Separate Accounts, the “Separate Accounts”).

          Van Eck Funds is a business trust organized under the laws of Massachusetts on April 3, 1985 and is registered under the Act as an open-end management investment company. Van Eck Funds currently consists of four Funds, each with its own investment objective and policies. Additional Funds of Van Eck Funds may be added in the future. The shares of these Funds are offered and sold to retail and institutional investors and are not offered and sold through Separate Accounts.

          Market Vectors is a statutory trust organized under the laws of the State of Delaware on March 15, 2001 and is registered under the Act as an open-end management investment company. Market Vectors currently consists of 45 Funds, which operate as exchange-traded funds with shares that are sold on national securities exchanges at negotiated prices. Additional Funds of Market Vectors may be added in the future. Each Fund offered by Market Vectors seeks to replicate, as closely as possible, (before fees and expenses) the price and yield performance of its underlying index or, in the future, may be actively managed and not seek to replicate the performance of an underlying index.

          The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940 and is organized as a Delaware corporation whose shares are privately owned by individuals. The Adviser is the investment adviser for each of the Funds and may employ affiliated and unaffiliated sub-advisers. The Adviser also may provide custody, administration, transfer agency, portfolio accounting, dividend disbursing, auditing, and ordinary legal services to the Funds it advises.

III. APPLICANTS’ PROPOSAL

          Applicants are proposing a structure that is substantially similar to that proposed in the Prior Application, although Applicants are now requesting an order allowing for investments in the Closed-End Funds in excess of the limits imposed by Sections 12(d)(1)(A) and 12(d)(1)(C) of the Act, in addition to investments in the Prior Underlying Funds permitted by the Prior Order. Applicants believe that each Fund of Funds will enable investors to create a comprehensive asset allocation program with just one investment and provide a simple, convenient and cost-efficient program for investors who are able to identify their investment goals and risk tolerances but may not be comfortable deciding how to invest their assets to achieve those goals.

IV. REQUEST FOR ORDER

          Applicants request an order pursuant to Section 12(d)(1)(J) of the Act granting the relief requested in this Application. Section 12(d)(1)(J) allows the Commission to “exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of [Section 12(d)(1)], if and to the extent that such exemption is consistent with the public interest and the protection of investors.” Applicants submit that their request for exemptive relief meets the respective standards for relief under Section 12(d)(1)(J) of the Act and, therefore, Applicants respectfully request that the Commission grant the requested relief.

          Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring the securities of any other investment company if, immediately after the acquisition: (a) the acquiring company owns more than 3% of the total outstanding voting stock of the acquired company, (b) the value of the securities of the acquired company exceeds 5% of the total assets of the acquiring company, or (c) the aggregate value of those securities and the securities of all other investment companies owned by the acquiring company exceeds 10% of its total assets.

          Section 12(d)(1)(C) provides, in pertinent part, that “[i]t shall be unlawful for any investment company (the ‘acquiring company’) and any company or companies controlled by the acquiring company to purchase or otherwise acquire any security issued by a registered closed-end investment company, if immediately after such purchase or acquisition the acquiring company, other investment companies having the same investment adviser, and companies controlled by such investment companies, own more than 10 per centum of the total outstanding voting stock of such closed-end company.” Applicants are requesting relief to invest in Closed-End Funds in excess of the limits imposed by Sections 12(d)(1)(A) and12(d)(1)(C) of the Act.

          For the reasons described in the Prior Application, Applicants believe that the terms and conditions of the Prior Order would largely address the concerns underlying Section 12(d)(1) with respect to the acquisition by a Fund of Funds of shares of Closed-End Funds, including the layering of sales charges, advisory fees, and administrative costs, influence by an acquiring fund over the management of an acquired fund, the acquisition by an acquiring company of voting control of an acquired company, and the creation of a complex pyramidal structure which may be confusing to investors.

          Furthermore, Applicants believe that, in one respect, a Fund of Fund’s investments in Closed-End Funds raise less concern under Section 12(d)(1) than do investments in open-end funds. One of the principal concerns intended to be addressed by Section 12(d)(1) is the potential for a fund to exercise undue influence over the management and operation of an Underlying Fund through the threat of large scale redemptions. This concern is not applicable to a Fund of Funds’ investments in Closed-End Funds because Closed-End Funds do not issue redeemable securities. Rather, sales will only be effected through transactions in the secondary market.6 Because these sales would not require the Closed-End Fund to alter its investments or deplete its assets, a Fund of Funds should not be able to influence the management or operation of a Closed-End Fund through threats of sales of shares.

          Another principal concern intended to be addressed by Section 12(d)(1) is the potential for a Fund of Funds to exercise undue influence over the management and operation of an Underlying Fund through the voting by a Fund of Funds of shares of an Underlying Fund. In this regard, Closed-End Funds are required to hold annual meetings at which directors are elected and shareholder proposals respecting a variety of matters relating to the management and operations of the funds may be presented including, among other things, proposals to terminate the investment advisory contract or to convert the fund to an open-end fund. By contrast, open-end funds are not required to hold shareholder meetings except in special circumstances where shareholder approval is required under the Act or if required under state law or the fund’s governing documents. Therefore, there may be a greater opportunity for a Fund of Funds to exercise influence over the management and operations of a Closed-End Fund through voting power than is the case with respect to open-end funds.7 Applicants submit that, with respect to a Fund of Fund’s investments in unaffiliated Closed-End Funds, (i) each member of the Group or the Subadviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Closed-End Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or the Subadviser Group will vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders of the same type of such Closed-End Fund’s shares. This condition would preclude the Group and/or Subadviser Group from influencing the management or operation of a Closed-End Fund, including the outcome of a shareholder proposal, through voting by a Fund of Funds of shares.

          With respect to relief from Section 12(d)(1)(A) for business development companies, Applicants do not believe that investments in business development companies present any particular considerations or concerns that may be different from those presented by investments in registered closed-end investment companies. Shares of business development companies, like shares of registered closed-end investment companies, are traded on a national securities exchange, thereby providing investors with the same degree of liquidity as other publicly traded investments. While business development companies are not registered under the Act, they are subject to the provisions of Sections 55 through 65 thereof. In addition, business development companies, like registered closed-

[6] Applicants note that a Fund of Funds would purchase and sell shares of a Closed-End Fund through secondary market transactions at market prices rather than through principal transactions with the Closed-End Fund at net asset value. Applicants are not requesting Section 17(a) relief to acquire shares of Closed-End Funds and will not rely on the Section 17(a) relief granted in the Prior Order for such purpose. Because the term “Unaffiliated Fund,” as used in the Prior Order, is modified for purposes of this Application to include relevant Closed-End Funds, pursuant to condition 8 of the Prior Order, as amended, prior to an investment in shares of a Closed-End Fund in excess of the limit in Section 12(d)(l)(A)(i), the Fund of Funds and the Closed-End Fund will execute a Participation Agreement. An Unaffiliated Fund (including a Closed-End Fund) would retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds. In addition, subject solely to the giving of notice to the Fund of Funds and the passage of a reasonable notice period, an Unaffiliated Fund (including a Closed-End Fund) could terminate a Participation Agreement with the Fund of Funds.

7 As the Commission observed in the Report of the Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 324 (1966) (“PPI Report”), “the power to vote a significant block of stock of a closed-end company may present the potential for exercise of control.”

end investment companies, are registered under the Securities Exchange Act of 1934, as amended, and their shares are registered under the Securities Act of 1933, as amended, and are subject to all registration and reporting requirements under those two statutes. Accordingly, Applicants do not believe, for purposes of the relief requested herein, there are any fundamentally different issues between investments in business development companies and investments in registered closed-end investment companies.

          In addition, Separate Accounts may invest in Closed-End Funds. A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of a Closed-End Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders of the Closed-End Fund’s shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

V. SUPPORTING PRECEDENT

          Similar relief has been issued to funds of funds organized as open-end funds, except that prior orders do not extend relief to fund of funds investments in registered closed-end investment companies or business development companies. See, e.g., EQ Advisors Trust, et al., IC Rel. No. 29336 (June 30, 2010) (order) and IC Rel. No. 29294 (June 4, 2010) (notice); In the Matter of DFA Investment Dimensions Group Inc., et al., IC Rel. No. 28654 (Mar. 24, 2009) (order) and IC Rel. No. 28637 (Feb. 26, 2009) (notice); In the Matter of ING Partners, Inc., et al., IC Rel. No. 27142 (Nov. 8, 2005) (order) and IC Rel. No. 27116 (Oct. 12, 2005) (notice); and In the Matter of Metlife Investors USA, et al., IC Rel. No. 27059 (Sept. 7, 2005) (order) and IC Rel. No. 27028 (Aug. 11, 2005) (notice).

          In addition, the Commission has granted relief from Section 12(d)(1) similar to that requested in this Application for funds of funds organized as UITs to invest in affiliated and unaffiliated open-end and closed-end investment companies.8 Applicants have reviewed the conditions imposed in the Prior UIT Orders and the reasons therefor and believe they are comparable to those contained in this Application. Distinctions between UITs and the Funds may, however, raise questions regarding whether the Funds’ investments in Closed-End Funds implicate greater concerns with respect to the (i) layering of fees and expenses; and (ii) the exercise of undue influence over underlying funds.9 Applicants believe that the proposed conditions in this Application adequately address these two concerns.

          With respect to layering of fees and expenses, because UITs have unmanaged portfolios, they do not charge advisory fees and thus the layering of advisory fees is not a concern. While the Funds do charge advisory fees, Applicants believe that Condition 9 of the Prior Application (as it would apply under the Order) adequately addresses this concern because it would require that the Board of each Fund of Funds, including a majority of the Disinterested Trustees, find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Closed-End Fund.10

          With respect to undue influence, the Prior UIT Orders discuss the possibility of a depositor or sponsor using its ability to control the secondary market in units of a UIT to exercise undue control over an underlying fund. Specifically, a depositor or sponsor could potentially accumulate a large position in a UIT and threaten to redeem

8 In the Matter of First Trust Portfolios, L.P., et al., IC Rel. No. 26297 (Dec. 17, 2003) (order) and IC Rel. No. 26261 (Nov. 21, 2003) (notice); In the Matter of Matrix Capital Group, Inc., et al., IC Rel. No. 26197 (Sept. 30, 2003) (order) and IC Rel. No. 26173 (Sept. 4, 2003) (notice); In the Matter of Nuveen Investments, et al., IC Rel. No. 24930 (April 6, 2001) (order) and IC Rel. No. 24892 (Mar. 13, 2001) (notice); In the Matter of Van Kampen Funds Inc. and Van Kampen Focus Portfolios, IC Rel. No. 24566 (July 25, 2000) (order) and IC Rel. No. 24548 (June 29, 2000) (notice) (the “Prior UIT Orders”).

9 See Report of the SEC on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 311–24 (1966), cited by the Prior UIT Orders.

10 With respect to fees payable by a Fund of Funds to the Fund of Funds Adviser or Fund of Funds Subadviser, sales charges and/or services fees, Applicants assert that the issues raised where the fund of funds is a UIT do not differ substantially from the issues raised where the fund of funds is a Fund of Funds, and the conditions in the Prior UIT Orders addressing these fees are substantially similar to Conditions 10 and 11 of the Prior Application (as they would apply under the Order).

such a position or cause large-scale redemptions by ceasing to maintain a secondary market in units, with adverse consequences to the UIT’s underlying fund investments. This concern is not present in the case of the Funds because the Funds, the Adviser and their affiliates do not maintain a secondary market in the Funds’ shares.11

          Also, as discussed above, a Fund of Funds may exercise undue influence over a Closed-End Fund through the voting of shares. This concern may be greater with respect to the Funds investing in Closed-End Funds than with respect to UITs investing in Closed-End Funds, but, as discussed in the Application, Applicants believe that Condition 1, as amended, adequately addresses this concern.12

          Based on the foregoing, notwithstanding the differences between UITs and the Funds discussed above, Applicants believe that the Prior UIT Orders support the view that the conditions included in the Application adequately address the concerns underlying Section 12(d)(1) of the Act as they relate to investments in Closed-End Funds.

VI. APPLICANTS’ CONDITIONS

          Applicants agree that the Order granting the requested relief will be subject to the same conditions as those imposed by the Prior Order, except for condition 1 to the Prior Order, which is revised as follows:

          The members of the Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. The members of a Subadviser Group will not control (individually or in the aggregate) an Unaffiliated Underlying Fund within the meaning of Section 2(a)(9) of the Act. With respect to a Fund of Funds’ investment in an Unaffiliated Underlying Fund that is a Closed-End Fund (i) each member of the Group or the Subadviser Group that is an investment company or an issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act will vote its shares of the Closed-End Fund in the manner prescribed by Section 12(d)(1)(E) of the Act and (ii) each other member of the Group or the Subadviser Group will vote its shares of the Closed-End Fund in the same proportion as the vote of all other holders of the same type of such Closed-End Fund’s shares (except that any member of the Group or Subadviser Group that is a Separate Account will instead be subject to the voting procedures described below). If, as a result of a decrease in the outstanding voting securities of any other Unaffiliated Underlying Fund, the Group or a Subadviser Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of such Unaffiliated Underlying Fund, then the Group or the Subadviser Group (except for any member of the Group or Subadviser Group that is a Separate Account) will vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares. This condition will not apply to a Subadviser Group with respect to an Unaffiliated Underlying Fund for which the Fund of Funds Subadviser or a person controlling, controlled by or under common control with the Fund of Funds Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or the sponsor (in the case of an Unaffiliated Trust).

          A Registered Separate Account will seek voting instructions from its contract holders and will vote its shares of an Unaffiliated Underlying Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either (a) vote its shares of the Unaffiliated Underlying Fund in the same proportion as the vote of all other holders of the Unaffiliated Underlying Fund’s shares or (b) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

[11] The threat of large scale redemptions of the Underlying Fund’s securities is another potential channel for the exercise of undue influence, and another consequence of the unmanaged nature of UITs is that the threat of large scale redemptions is mitigated. However, as discussed above, even where the fund of funds is managed, this concern is of little relevance to Closed-End Funds.

12 See Section IV, above.

VII. PROCEDURAL MATTERS

          Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the cover page of this Application.

          All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing.

VIII. NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

Van Eck VIP Trust
Van Eck Funds
Market Vectors ETF Trust
Van Eck Associates Corporation
335 Madison Avenue, 19th Floor
New York, New York 10017

IX. AUTHORIZATION AND SIGNATURES

          In accordance with Rule 0-2(c) under the Investment Company Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Applicants. Joseph J. McBrien is authorized to sign and file this document on behalf of the Trusts pursuant to the general authority vested in him as a Senior Vice President and Secretary of the Trusts; and Van Eck Associates Corporation pursuant to the general authority vested in him as a Senior Vice President.

VAN ECK VIP TRUST

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

VAN ECK FUNDS

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

VAN ECK ASSOCIATES CORPORATION

By:	/s/ Joseph J. McBrien

Joseph J. McBrien
Senior Vice President

Verification of Application

          The undersigned states that he has duly executed the attached Application for an order, dated May 7, 2012 for and on behalf of Van Eck VIP Trust, Van Eck Funds, Market Vectors ETF Trust and Van Eck Associates Corporation; that he is the Senior Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Joseph J. McBrien

Joseph J. McBrien	May 7, 2012